SUPERIOR®
BANKING • INVESTMENTS • INSURANCE

VIA UPS OVERNIGHT MAIL


03025270

June 27, 2003


SEC MAIL PROCESSING
RECEIVED
JUN 27 2003
WASH. D.C. 184 SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Superior Financial Corp. Form 11-K

To Whom It May Concern:

Enclosed are copies of the Superior Financial Corp. Annual Report on Form 11-K for the fiscal year ended December 31, 2002, to be filed this 27th day of June in the year of 2003, as pursuant to the requirements of the Securities Exchange Act of 1934.

Attached to this Form 11-K are the 2002 Audited Financial Statements and Supplemental Schedule of the Superior Financial Corp. 401(k) Plan and related exhibits.

Should you have questions regarding the filing of this Form, please contact me at (501) 324-7255.

Sincerely,

Robert A. Kuehl
Chief Financial Officer

16101 La Grande Drive • Suite 103 • Little Rock, AR 72223
Phone (501) 324-7282 • Fax (501) 324-7254 • Web site at http://www.superiorfederal.com

ERNST & YOUNG

Ernst & Young LLP
Suite 3600
425 West Capitol
Little Rock, Arkansas 72201

Phone: (501) 370-3000
Fax: (501) 370-3044
www.ey.com


SEC MAIL PROCESSING
RECEIVED
JUN 27 2003
WASH. D.C. 184 SECTION

June 25, 2003

Mr. Robert A. Kuehl
Chief Financial Officer
Superior Financial Corp.
16101 La Grande Drive, Suite 103
Little Rock, Arkansas 72223

Dear Mr. Kuehl:

Enclosed is a manually signed copy of our report and consent on the 2002 financial statements of Superior Financial Corp. 401(k) Plan. Please retain this letter and enclosures in your files as evidence of authorization to include the attached report and consent in your 2002 Annual Report on Form 11-K filed with the Securities and Exchange Commission. If you have any questions regarding the form or use of this report, please call me.

Very truly yours,

Paul McArdle

Paul R. McArdle
Partner

ERNST & YOUNG

Ernst & Young LLP
Suite 3600
425 West Capitol
Little Rock, Arkansas 72201

Phone: (501) 370-3000
Fax: (501) 370-3044
www.ey.com


SEC MAIL PROCESSING
RECEIVED
JUN 27 2003
WASH. D.C. 184 SECTION

June 25, 2003

401(k) Plan Committee
Superior Financial Corp. 401(k) Plan

Dear Members of the 401(k) Plan Committee:

We are pleased to present the results of our audit of the 2002 financial statements of the Superior Financial Corp. 401(k) Plan (the Plan).

This report to the 401(k) Plan Committee (the Committee) contains the communications required by our professional standards and required communications under the Sarbanes-Oxley Act.

This report is intended solely for the information and use of the Committee, Board of Directors and management, and is not intended to be and should not be used by anyone other than these specified parties.

We appreciate this opportunity to provide the results of the Plan's audit. If you have any questions or comments, please call me at (214) 969-8656.

Very truly yours,

Paul McArdle

Paul R. McArdle
Partner

Required Communications

Statement of Auditing Standards (SAS) No. 61, Communications with Audit Committees, as amended by SAS 90, Audit Committee Communications, and other professional standards requires the auditor to communicate certain matters to the Administrative Committee. Below we summarize these required communications.

Area	Comments
Auditors' Responsibilities under Generally Accepted Auditing Standards (GAAS) The financial statements are the responsibility of management. Our audit was designed in accordance with auditing standards generally accepted in the United States and provide reasonable, rather than absolute, assurance that the financial statements are free of material misstatement.	We obtained a sufficient understanding of internal controls to plan our audit and to determine the nature, timing and extent of testing performed. We have issued an unqualified opinion on the Plan's financial statements for the year ended December 31, 2002.
Significant Accounting Policies, Including All Critical Accounting Policies Discussion about the quality, not just the acceptability, of the Plan's accounting principles. Initial selection of and changes in significant accounting policies or their application and new accounting and reporting standards adopted during the year must be reported.	There were no initial applications of or changes in significant accounting policies during 2002. Significant accounting policies include: • The financial statements are prepared on the accrual basis of accounting. • Benefit payments are recorded when paid. • Investments are valued at fair value. Adequate disclosure of these accounting policies/principles has been made.
All Material Alternative Treatments	None identified.
Management Judgments and Accounting Estimates The preparation of financial statements requires the use of accounting estimates. Certain estimates are particularly sensitive due to their significance to the financial statements and the possibility that future events may differ significantly from management's expectations.	There were no significant judgments or accounting estimates used in the preparation of the Plan's financial statements.
Methods of Accounting for Significant Unusual Transactions and for Controversial or Emerging Areas	None.
Audit Adjustments	No significant audit adjustments were recorded. No current year unrecorded adjustments.
Fraud and Illegal Acts	None identified.

Area	Comments
Other Information in Documents Containing Audited Financial Statements	We will ensure consistency of the Plan's financial statements with the Form 5500 filed with the Department of Labor. We have also reviewed the Plan's Annual Report on Form 11-K.
Disagreements with Management on Financial Accounting and Reporting Matters	None.
Serious Difficulties Encountered in Performing the Audit	None.
Major Issues Discussed with Management Prior to Retention	None.
Consultation with Other Accountants	None that we are aware of.
Other Material Written Communications	We previously presented our engagement letter dated May 2, 2003 to the audit committee.
Independence	Communications on independence were previously given to the audit committee in a letter dated March 4, 2003.